U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-23938
                                                         CUSIP NUMBER: 786474106
(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended: March 25, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

                      Safety Components International, Inc.
                             Full Name of Registrant


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                            Former Name if Applicable


                        Corporate Center, 40 Emery Street
           Address of Principal Executive Offices (Street and Number)


                        Greenville, South Carolina 29605
                            City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why the subject Forms 10-K, 20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On April 10, 2000, the Registrant filed a petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code. The Registrant has had to deal with an extensive amount of work relating to the Registrant's bankruptcy filing and the restatement of its prior financial statements. This resulted in a later than normal start to the audit of the Registrant's financial statements for the year ended March 25, 2000. The audit is well underway but could not be completed without the incurrence of unreasonable effort and expense. The Registrant intends to file the subject Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification

            Brian Menezes                  864                    240-2600
                (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [ ] Yes  [X] No

     The registrant, in connection with the recent receipt of revised audited financial statements from its auditor, intends to file concurrent with its 10-K filing for the fiscal year ended March 25,2000, an amended 10-K for its fiscal year ended March 27,1999 along with amended 10-Qs for the first two quarters of the fiscal year ended March 25,2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As disclosed in its 10-Q filing for the quarter ended December 25, 1999, the registrant reported a goodwill impairment charge of $17.7 million. The impact of this one-time charge, offset by other changes, results in a significant increase in the registrants estimated reported net loss from $13.7 million to almost $25 million.

                      Safety Components International, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 23, 2000                  By:   /s/ Brian Menezes
                                            -----------------
                                            Brian Menezes
                                            Chief Financial Officer

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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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